FOR IMMEDIATE RELEASE
CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
Announces a Product Sponsorship Agreement Between

STOKED™ Energy Drink
-and-
Telefilm’s Great Canadian Video Game Competition

Vancouver, Canada, July 6, 2007 - Leading Brands, Inc. (NASDAQ: LBIX),  North America’s only fully integrated healthy beverage company, is pleased to announce a product sponsorship agreement between Stoked™ Energy Drink and Telefilm’s Great Canadian Video Game Competition. Through its iconic and interactive brand, Stoked™ Energy will connect its products and partners from the explosive video game industry to energy drink enthusiasts across North America.

Telefilm’s Great Canadian Video Game Competition announced on March 21, 2007, that the original 10 teams competing in this innovative competition had been short-listed to 4 Canadian- based game development firms. These four firms have each been given $250,000 to work through to the September deadline creating playable prototypes, which will be judged by a jury of industry mentors.

In addition to their cash prize, these four companies have also received a three month supply of Stoked™ Energy drink to inspire minds and fuel bodies through the creative process and to assist these elite game designers in seeing their dreams through fruition.

The four Round 2 winning companies are:

  Big Blue Bubble, London, Ontario
  Cerebral Vortex Games, St. Catharine’s, Ontario
  MindHabits Inc., Montreal, Quebec
  Hothead Games Inc., Vancouver, BC

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, INFINITE® Health Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

About Telefilm Canada’s Great Canadian Video Game Competition
The Great Canadian Video Game Competition provides a needed opportunity for Canadian game developers to build their own capacity and original intellectual property. Competition information, including company profiles, is available at www.telefilm.gc.ca/game.  The Competition is made possible through Telefilm Canada and the Department of Canadian Heritage, the Canada New Media Fund and the sponsorship of industry partners Electronic Arts, Radical Entertainment and Ubisoft.

Developing and promoting the Canadian audiovisual industry
Telefilm Canada is a federal cultural agency dedicated to the development and promotion of the Canadian audiovisual industry. Telefilm provides financial support to the private sector to create distinctively Canadian productions that appeal to domestic and international audiences. The Corporation also administers the funding programs of the Canadian Television Fund.

Safe Harbor.
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com